SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

04 MAR 23 AM 7:21

22 March 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04010833

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 March 2004 as published in the South China Morning Post in Hong Kong on 22 March 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Encl

dlw 3/25

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

(Stock Code: 00069.HK)

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF PARAGRAPH 2(1) OF THE LISTING AGREEMENT TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SA WILL SEPARATELY ANNOUNCE ITS OWN FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 ON 29 MARCH 2004.

SUMMARY

On 18 March 2004, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2003 which will be published in the newspapers in PRC on 20 March 2004. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

On 18 March 2004, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2003 which will be published in the newspapers in PRC on 20 March 2004. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED
AUDITED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2003

	For the year ended 31 December			
	2003		2002	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	78,140	646,773	78,772	651,988
Less: Cost of sales	(31,046)	(256,971)	(31,998)	(264,844)
Business tax & surcharge	(3,749)	(31,031)	(3,962)	(32,793)
Profit from principal activity	43,345	358,771	42,812	354,351
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(621)	(5,140)	(622)	(5,148)
Administrative expenses	(5,766)	(47,726)	(6,217)	(51,457)
Add: Financial income	255	2,111	727	6,017
Operating profit	37,213	308,016	36,700	303,763
Add: Investment gain/(loss)	539	4,461	(640)	(5,297)
Subsidy	–	–	–	–
Non-Operating income	365	3,021	458	3,791
Less: Non-Operating expenses	(53)	(439)	(4,235)	(35,053)
Gross Profit	38,064	315,059	32,283	267,204
Less: Income Tax	(12,540)	(103,795)	(11,135)	(92,163)
Minority interests	–	–	–	–
Net Profit	25,524	211,264	21,148	175,041

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 18 March 2004, the Board of Directors of CWTC Listco has recommended a dividend of RMB1.55 (tax included) for every 10 ordinary shares held for the year ended 31 December 2003 (2002: RMB1.04 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 19 March 2004